UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 10

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$759,024,240.00	$103,530.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 11,199,400 shares of voting common stock, par value $.50 per share (outstanding as of October 18, 2012). The transaction value also includes the aggregate offer price for (i) 91,750 shares issuable pursuant to outstanding options with an exercise price less than $65.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $65.00 minus such exercise price and (ii) 899,568 stock appreciation rights outstanding with a base price less than $65.00 per stock appreciation right, which is calculated by multiplying the number of shares underlying such outstanding stock appreciation rights at each base price therefor by an amount equal to $65.00 minus such base price.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $103,530.91	Filing Party: Toyota Industries Corporation and Industrial Components and Attachments II, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), for all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 2, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents.”

All information set forth in the Offer Documents is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Amendment No. 10.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 10 is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by replacing the second paragraph in the sub-section captioned “United States Antitrust Compliance” in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase with the following paragraph.

“Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 31, 2012. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on November 2, 2012. On November 15, 2012, Parent voluntarily withdrew its notification and re-filed the notification on November 19, 2012. On November 30, 2012, Parent again voluntarily withdrew its notification and re-filed the notification on December 5, 2012. The Company re-filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on December 6, 2012. On December 20, 2012, Parent received from the Antitrust Division a Request for Additional Information and Documentary Material (the “Second Request”) under the HSR Act with respect to the Offer and the Merger. On February 12, 2013, Parent provided a timing commitment to the Antitrust Division pursuant to which Parent informed the Antitrust Division of Parent’s intention to certify substantial compliance with the Second Request on February 15, 2013 and committed (i) not to consummate the Offer and the Merger prior to 30 days thereafter without the consent of the Antitrust Division, and (ii) to provide at least 10-day notice to the Antitrust Division prior to consummating the Offer and the Merger. On February 15, 2013, Parent certified to the Antitrust Division that it had substantially complied with the Second Request. On March 4, 2013, Parent provided a revised timing commitment to the Antitrust Division pursuant to which Parent committed (i) to extend the date prior to which Parent will not consummate the Offer and the Merger without the consent of the Antitrust Division to 40 days after February 15, 2013, and (ii) to provide at least 10-day notice to the Antitrust Division prior to consummating the Offer and the Merger. On March 17, 2013, Parent provided notice to the Antitrust Division of its intention to consummate the Offer and the Merger on or after March 27, 2013. At 11:59 PM New York City time, on Tuesday, March 26, 2013, the waiting period applicable to the Offer and the Merger under the HSR Act expired. On March 27, 2013, the Antitrust Division notified Parent and the Company that it had decided to close its investigation of the purchase of the Shares and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On March 28, 2013, Parent issued a press release announcing the expiration of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(14) hereto.”

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, March 27, 2013. The Depositary has advised us that 10,276,861 Shares were validly tendered and not properly withdrawn (including 491,605 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 91.8% of the outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser intends to exercise the Top-Up Option, pursuant to which the Company shall issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a “short-form” merger pursuant to applicable laws of the state of Oregon and the state of Delaware.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to exercise of the Top-Up Option, Purchaser and Parent will own a sufficient number of Shares for Purchaser to approve the Merger without the approval of the other shareholders of the Company. Accordingly, Purchaser and Parent intend to effect a “short- form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as an indirect wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser, or the Company (or any of their respective subsidiaries) immediately prior to the effective time of the Merger, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be cancelled and cease to exist. In addition, upon completion of the Merger, the common stock of the Company will cease to be traded on the NYSE.

On March 28, 2012, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(14)	Press Release of Toyota Industries Corporation, dated March 28, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By:	/s/ Kyoichi Maruyama
Name:	Kyoichi Maruyama
Title:	Sole Officer

Date:	March 28, 2013

TOYOTA INDUSTRIES CORPORATION

By:	/s/ Chiaki Yamaguchi
Name:	Chiaki Yamaguchi
Title:	Executive Vice President

Date:	March 28, 2013

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(a)(7)	Class Action Complaint dated November 2, 2012 (Joseph Polyak v. Cascade Corporation, et. al.). *

(a)(8)	Amended Class Action Complaint dated November 9, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).*

(a)(9)	Press Release of Toyota Industries Corporation, dated December 3, 2012.*

(a)(10)	Press Release of Toyota Industries Corporation, dated December 20, 2012.*

(a)(11)	Press Release of Toyota Industries Corporation, dated January 24, 2013.*

(a)(12)	Press Release of Toyota Industries Corporation, dated February 28, 2013.*

(a)(13)	Press Release of Toyota Industries Corporation, dated March 5, 2013.*

(a)(14)	Press Release of Toyota Industries Corporation, dated March 28, 2013.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Previously filed

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